UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SCIPLAY CORPORATION
(Name of Issuer)

Class A common stock, par value $.001 per share
(Title of Class of Securities)

809087109
(CUSIP Number)

October 23, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	809087109	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS
Light & Wonder, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.	809087109	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS
Light and Wonder International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.
(a)          Name of Issuer:
SciPlay Corporation
(b)          Address of Issuer’s Principal Executive Offices:
6601 Bermuda Road, Las Vegas, NV 89119

Item 2.

(a)          Name of Person Filing:

Light & Wonder, Inc.
Light and Wonder International, Inc.

This Amendment No. 2 to Schedule 13G is being filed on behalf of the following (each, a “Reporting Person” and, together, the “Reporting Persons”): Light & Wonder, Inc. (“Parent”), a Nevada corporation, and Light and Wonder International, Inc., a Delaware corporation (“LWII”). Parent is the sole stockholder of LWII.

On October 23, 2023, pursuant to the Agreement and Plan of Merger, dated as of August 8, 2023 (the “Merger Agreement”), by and among SciPlay Corporation, a Nevada corporation (the “Company”), Parent and Bern Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent.

Effective as of 12:01 a.m. Eastern Time on October 23, 2023 (the “Effective Time”), pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement and in accordance with the laws of the State of Nevada: (i) each share of Class A common stock, par value $0.001 per share, of the Company (the “Company Class A Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (a) each share of Company Common Stock (as defined below) held by the Company as treasury stock immediately prior to the Effective Time, (b) each share of Company Class B common stock, par value $0.001 per share, of the Company (the “Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time and (c) each share of Company Class A Common Stock held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent as of immediately prior to the Effective Time) was converted automatically into the right to receive $22.95 in cash, without interest (the “Merger Consideration”); (ii) each share of Company Class A Common Stock and Company Class B Common Stock held by the Company as treasury stock immediately prior to the Effective Time was automatically canceled and retired and ceased to exist, and no consideration or payment has been or shall be delivered in exchange therefor or in respect thereof; (iii) each share of Company Class A Common Stock held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent as of immediately prior to the Effective Time not held on behalf of third parties was automatically canceled and ceased to exist, no former holder thereof is entitled to receive any Merger Consideration therefor, and no other consideration or payment has been or shall be delivered in exchange therefor or in respect thereof; and (iv) each holder of a Common Unit (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time became entitled, upon the election of such holder exercisable not later than 10 business days after the Effective Time, to exchange each such Common Unit for the Merger Consideration that is payable with respect to one share of Company Class A Common Stock. In addition, pursuant to the terms of, and subject to the conditions set forth in, the Merger Agreement and in accordance with the laws of the State of Nevada, each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time remained in existence following the Effective Time as a share of Class B common stock, par value $0.001 per share, of the surviving corporation in the Merger.

On October 23, 2023, the shares of Company Class A Common Stock were permanently suspended from trading on the Nasdaq Global Select Market (“Nasdaq”) and Nasdaq filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Class A Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended. As a result, shares of Company Class A Common Stock are no longer listed on Nasdaq.

On November 2, 2023, the Company filed a certification on Form 15 with the SEC requesting the termination of registration of all shares of Company Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 15(d) of the Exchange Act with respect to all shares of Company Class A Common Stock. As a result, shares of Company Class A Common Stock are no longer registered under the Exchange Act. The Reporting Persons thus no longer beneficially own any equity securities of the Company registered under Section 12 of the Exchange Act.

In connection with an internal reorganization, on November 30, 2023, LNW Social Holding Company I, LLC, a Nevada limited liability company, and LNW Social Holding Company II, LLC, a Nevada limited liability company, merged with and into LWII, with LWII as the surviving entity.  As a result, LNW Social Holding Company I, LLC and LNW Social Holding Company II, LLC were eliminated and are no longer Reporting Persons.

(b)          Address of Principal Business Office or, if none, Residence for each of the reporting persons:

Light & Wonder, Inc. - 6601 Bermuda Road, Las Vegas, NV, 89119
Light and Wonder International, Inc. - 6601 Bermuda Road, Las Vegas, NV, 89119

(c)          Citizenship:

Light & Wonder, Inc. - Nevada
Light and Wonder International, Inc. - Delaware

(d)          Title of Class of Securities:  Class A common stock, par value $.001 per share

(e)          CUSIP Number: 809087109

Item 4.	Ownership.

The following information is provided as of October 23, 2023:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:
Parent is the sole stockholder of LWII

1. Light & Wonder, Inc.
a. Amount beneficially owned: 0
b. Percent of class: 0%
c. Number of shares as to which the person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0
2. Light and Wonder International, Inc.
a. Amount beneficially owned: 0
b. Percent of class: 0%
c. Number of shares as to which the person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Light & Wonder, Inc.

By:	/s/ James Sottile
	Name:	James Sottile
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Light and Wonder International, Inc.

By:	/s/ James Sottile
	Name:	James Sottile
	Title:	Treasurer and Secretary